Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

January 27, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Dynegy Inc. (“Dynegy” or the “Company”)
Revised Preliminary Proxy Statement filed January 4, 2011 by Seneca
Capital International Master Fund, L.P., et. al.
Soliciting Materials filed pursuant to Rule 14a-12 on December 20, 2010 by Seneca Capital International Master Fund, L.P. et. al.
File No. 001-33443

Ladies and Gentlemen:

Set forth below are the responses of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2011 with respect to the above-referenced Revised Preliminary Proxy Statement (the “Revised Preliminary Consent Statement”), filed with the Commission on January 4, 2011, and the above-referenced soliciting materials filed with the Commission on December 20, 2010.

Concurrently with the submission of this letter, Seneca Capital has filed through EDGAR Amendment No. 2 to its consent statement on Schedule 14A (“Amendment No. 2”). For your convenience, we have hand delivered to the Staff five copies of this letter, as well as five copies

Securities and Exchange Commission January 27, 2011 Page 2

of Amendment No. 2 marked to show all changes made to the Revised Preliminary Consent Statement. In addition, we have hand delivered the supplemental information referred to in Comments 1, 2, 5, 6, 13 and 16 below.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to Amendment No. 2 unless indicated otherwise.

Revised Preliminary Proxy Statement

Cover Page

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:

•	that the Dynegy leadership engaged in “scorched-earth and liquidity scare tactics in defense of proposed sales [and] has lost necessary credibility to effectively steward the Company.”
•	that a scorched-earth campaign in pursuit of the Proposed Blackstone Merger was based on “direct threats of potential stock declines” (page 4);
•	that Dynegy leadership “has been willing to subject the Company to well over $100 million in fees” (page 4);
•	your statements that percentage of shares voted against the Proposed Blackstone Merger “was a referendum on Dynegy’s leadership and scorched-earth predictions” (page 4);
•	that Dynegy leadership’s decision to effect a recess of the special stockholders’ meeting to consider the Proposed Blackstone Merger was “virtually unprecedented” (page 4); and
•	your belief that “reverse stock splits cause greater selling pressure from short sellers and are a recipe for underperformance” (page 5).

Response: In campaigning for a sale of the company at $4.50 per share (later amended to $5.00 per share), Dynegy filed two power point presentations. Those investor presentations, relevant portions of which are included as “Appendix A” in the supplemental materials we have provided with this letter, warned:

•	“Significant Risk of Negative Impact on Dynegy’s Stock Price if Transaction is not Completed.” See page A-2 of Appendix A in the supplemental materials.
•

“If the Blackstone transaction does not close, the stock price could trade down to or below the pre-announcement price of $2.78 per share and stockholders could lose significant value.” See page A-2 of Appendix A in the supplemental materials.

•	“the Company expects to restructure the balance sheet to reduce debt and thereby reduce fixed costs, which actions would be dilutive to stockholders” if the Proposed

Securities and Exchange Commission January 27, 2011 Page 3

Blackstone Merger is not closed. See page A-2 of Appendix A in the supplemental materials.

•	“Dynegy’s substantial leverage and forecasted negative free cash flow create a very challenging liquidity position over time.” See page A-4 of Appendix A in the supplemental materials.

As the Board of Directions of Dynegy (the “Dynegy Board”) and the Dynegy CEO advanced these statements to try to promote the Proposed Blackstone Merger, they evidence leadership’s “scorched-earth and liquidity scare tactics” as well as “dire threats of potential stock declines,” speaking negatively of the Company in a campaign to promote its sale.

These threats stand in contradiction to points made in Dynegy’s August 6, 2010 investor presentation – one week before Dynegy entered into an agreement to sell the company at $4.50 per share – that Dynegy had “prudent financial management,” was “operating and commercializing well” and highlighting in connection therewith Dynegy’s:

•	“simple, flexible capital structure supports commercial activity”
•	“no significant bond maturities until 2015” and
•	“cash flow increases as planned environmental spending declines”

Seneca Capital has included as “Appendix B” in the supplemental materials provided with this letter a copy of the relevant portions of Dynegy’s August 6, 2010 investor presentation referenced above. See page B-2 of Appendix B in the supplemental materials.

Seneca Capital believes these varying messages to the market, the subsequent increase in the proposed purchase price to $5.00 per share notwithstanding the warnings issued by Dynegy as to consequences of stockholders’ rejecting a $4.50 per share deal, the only approximately 26% vote in favor of the proposed sale at $5.00, and the subsequent transaction struck at $5.50 per share notwithstanding the aforementioned warnings, evidence Dynegy leadership’s loss of credibility. Additionally, Seneca Capital believes the vote of only approximately 26% of outstanding shares in favor of the proposed merger with an affiliate of The Blackstone Group at $4.50 and then $5.00 per share (the “Proposed Blackstone Merger”) demonstrates that a large majority did not agree with Dynegy leadership and did not find credible its negative view of the Company’s outlook and was thus a “referendum on Dynegy’s leadership and scorched-earth predictions.”

Based on public filings made by Dynegy, relevant portions of which are included as “Appendix C” in the supplemental materials provided with this letter, Seneca Capital calculates that Dynegy leadership “has been willing to subject the Company to well over $100 million in fees – break-fees, fees for banking, legal, proxy, public relations as well as change of control severance payments” as follows: $16.3 million break fee per the

Securities and Exchange Commission January 27, 2011 Page 4

Proposed Blackstone Merger [See page C-8 of Appendix C in the supplemental materials] + $10 million expense reimbursement per the Proposed Blackstone Merger [See page C-12 of Appendix C in the supplemental materials] + $23 million in banking fees [See page C-9 and C-10 of Appendix C in the supplemental materials] + $16.3 million break fee per the proposed tender offer by, and merger with, an affiliate of Icahn Enterprises Holdings LP, an affiliate of Dynegy’s largest stockholder at $5.50 per share (the “Proposed IEP Merger”) [See page C-6 of Appendix C in the supplemental materials] + $36 million in change of control and change of control severance arrangements [See pages C-2 through C-4 of Appendix C in the supplemental materials] = $101.6 million for these items alone.

Seneca Capital’s belief that Dynegy leadership’s decision to effect a recess was “virtually unprecedented” is based on views conveyed by Delaware practitioners as well as reports of market commentators, including Institutional Shareholder Services. Excerpts of two such reports, including the Institutional Shareholder Services report referenced above, are included as “Appendix D” in the supplemental materials provided with this letter. See pages D-1 and D-3 of Appendix D in the supplemental materials.

Seneca Capital believes that reverse stock splits cause greater selling pressure from short sellers and are a recipe for underperformance based on our experience in the market and we note to the same effect, research performed by Credit Suisse, a copy of which is included as “Appendix E” in the supplemental materials provided with this letter, indicating that reverse splits are often interpreted as a sign of negative future equity returns and management unreliability. See page E-1 of Appendix E in the supplemental materials.

Background of the Consent Solicitation, page 2

2.	Please provide support for your characterization of the Rights Plan as “exceptionally restrictive” (page 3).

Response: Supporting Seneca Capital’s characterization of the Stockholder Protection Rights Agreement, dated as of November 22, 2010 (the “Rights Plan”) as “exceptionally restrictive”, Seneca Capital notes that a 2009 Latham & Watkins survey of rights plans adopted or renewed in 2008 indicated that the low trigger threshold of 10% – the trigger threshold of the Dynegy Rights Plan – was included in only 9% of such plans. Trigger thresholds of 15% were most common (55% of plans); trigger thresholds of 20% were also more common (29% of plans). In addition, Seneca Capital notes that unlike in more traditional rights plan, both voting and synthetic ownership count toward the trigger threshold of the Dynegy Rights Plan. Finally, the Dynegy Rights Plan continues to be effective today – for the stated purpose of ensuring that stockholders “get a full and fair price for all of their shares in the context of a change in control” – notwithstanding that Dynegy shares are currently (and have been for some time) trading above the $5.50 per share price where the Dynegy Board has determined it is fair to sell the entire Company pursuant to the Proposed IEP Merger. Seneca Capital has included as “Appendix G” in the supplemental materials provided with this letter (i) excerpts of the Latham & Watkins survey described above, (ii) excerpts of a copy of Dynegy’s Letter to Stockholders dated

Securities and Exchange Commission January 27, 2011 Page 5

December 6, 2010 in which the statements referenced above were made and (iii) a Bloomberg printout showing the closing prices for Dynegy’s stock for the period beginning November 29, 2010 through January 26, 2011. See pages G-2 through G-5 of Appendix G in the supplemental materials.

Reasons for the Consent Solicitation, page 3

3.	Please clarify in the second paragraph of this section that your nominees would make up a minority of the board and would be unable to effect board action without support from other directors.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see page 4.

4.	Refer to the second paragraph on page 5. Please disclose whether you have any plans to optimize Dynegy’s capital structure and cut costs to “unlock significant intrinsic value for Dynegy’s stockholders.”

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2. Please see page 5.

5.	Please provide us a copy of the Credit Suisse report referenced on page 5.

Response: We acknowledge the Staff’s comment and have included as “Appendix E” in the supplemental materials provided with this letter the referenced Credit Suisse report.

Proposal 2, page 6

6.	We note your disclosure that Mr. Harrison is “[c]onsidered by investors to be one of the greatest value creating railroad CEOs in modern times” and that “while at Canadian National Railway, [he] rewarded investors with a total stockholder return . . .” Similarly, you disclose that Mr. Hunter “has driven compelling stockholder returns such that market expectations for current prices of the company’s assets imply a two-to-three times return for US PowerGen founding investors.” Please provide support for the first quoted clause and, with respect to the remaining two clauses, explain in your disclosure whether Mr. Harrison and Mr. Hunter were solely responsible for the results described, as you imply.

Response: We acknowledge the Staff’s comment. Support for Mr. Harrison being “considered by investors to be one of the greatest value creating railroad CEOs in modern times” is included as “Appendix H” in the supplemental materials provided with this letter. This support includes a November 2007 article in The Globe and Mail, naming Mr. Harrison as CEO of the Year (for example, “[u]nder Harrison, CN is so much more efficient than every other major North American railroad that it’s not even a contest”; “Harrison’s vision has spread, revolutionizing an antiquated business”) and a March 2007 CIBC World Markets research piece regarding Canadian National Railway (Mr. Hunter is “regarded as one of the best, if not the best, railroad men in the industry.”) See pages H-2 through H-5 of Appendix H in the supplemental materials.

Securities and Exchange Commission January 27, 2011 Page 6

In addition, we have revised Amendment No. 2 in response to the Staff’s comment. Please see pages 8-9.

7.	Please revise this proposal to acknowledge the effect of the adoption of proposal 14 on the board composition.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see page 10.

Proposal 3, page 10

8.	Please disclose whether there have been any bylaw amendments since November 22, 2010.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see page 10.

Proposal 4, page 11

9.	We reissue prior comment 7 from our November 22, 2010 letter which sought additional disclosure of the effects of each of your precatory proposals. See additional comments in this letter illustrating the disclosure we are requesting.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly as described under the Staff’s additional comments to this effect.

10.	Please tell us, with a view toward revised disclosure, whether stockholders are allowed to direct the board or demand its members to take any action, as you propose in proposals 4 to 14.

Response: We acknowledge the Staff’s comment. Proposals 4 to 14 will not be binding on either the Dynegy Board or its members and are merely precatory in nature. We have revised Amendment No. 2 accordingly to clearly indicate that such proposals are non-binding. Please see pages 11, 12, 13, 14, 15, 16 and 17.

11.	Please revise your disclosure to explain what you mean by referring to the possibility of the sale of Dynegy “in a stockholder-friendly manner.”

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see page 11.

Proposal 5, page 11

12.	Please revise your disclosure to explain why a review of strategies to optimize the company’s debt structure would exclude “any equity or equity-linked securities issuances.”

Securities and Exchange Commission January 27, 2011 Page 7

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see page 12.

Proposal 6, page 12

13.	Please unbundle this proposal into two separate proposals: the evaluation of cost cutting opportunities and the public accounting of funds spent in the various extraordinary corporate actions described. Refer to Rule 14a-4(a)(3). Also, apply this comment to proposal 7 (2 proposals: review of management compensation and removal of the company’s CEO), proposal 13 (3 proposals: resolution to limit bylaw amendments that would negate effect of adoption of proposal 2, resolution to maintain stockholders’ ability to act by written consent and nomination of your nominees for reelection at the next annual meeting), and proposal 14 (2 proposals: resignation of incumbent directors and election of their successors).

Response: We acknowledge the Staff’s comment and have revised Proposal 6 to eliminate references to the public accounting of funds spent in the various extraordinary corporate actions, Proposal 7 to eliminate references to a review of management compensation and Proposal 13 to eliminate references to limiting bylaw amendments that would negate the effect of the adoption of Proposal 2 and stockholders’ ability to act by written consent. Please see pages ii, iv, 12, 13, 16 and 17.

Seneca Capital has considered Rule 14a-4(a)(3) and has respectfully concluded that Proposal 14 should not be bifurcated into separate proposals because the transactions are two inextricably linked steps of the same transaction. Seneca Capital is proposing resignation of certain members of the Dynegy Board in a manner that will not trigger a default under the Change of Control provisions of Dynegy’s Fifth Amended and Restated Credit Agreement dated as of April 2, 2007, as amended (the “Credit Agreement”), copies of the relevant portions of which are included as “Appendix I” in the supplemental materials. “Change of Control” is defined in Section 1(a) of the Credit Agreement to include, among other things, the occurrence of events such that the individuals who at the beginning of any 24-month period were directors of Dynegy, or who were elected or nominated by individuals who at the beginning of such 24-month period were directors of Dynegy (or by directors elected or nominated by them), shall cease for any reason (other than death, incapacity or normal retirement) to constitute a majority of the Dynegy Board. Pursuant to Section 8(a)(xi) of the Credit Agreement, the occurrence of a Change of Control is an event of default. Therefore, Seneca Capital as part of proposing resignation is also proposing that simultaneous with resigning the resigning members of the Dynegy Board elect their successors. In this manner, the proposal is for resignation that will not trigger a default.

14.	With a view towards revising the disclosure, please tell us whether Delaware law would permit a board of directors to “prevent” its stockholders from rejecting a proposal or adopting a proposal. If not, please revise your disclosure to explain.

Response: As we have removed the relevant proposal, Seneca Capital offers no further commentary here as to this item.

Securities and Exchange Commission January 27, 2011 Page 8

Proposal 7, page 12

15.	Please explain or quantify what would be a “more appropriately sized and…sensitive to the deal price” change of control severance arrangement.

Response: The vast majority (approximately 85% by value currently) of Dynegy’s current change of control and severance arrangements are composed of payout in respect of performance units and cash severance. As currently structured, the amounts paid in respect of these components and thus the vast majority of the change of control and severance arrangements do not change if the Company is sold for a higher or lower price. Seneca Capital is proposing that the Dynegy Board consider implementation of arrangements where the payout by contrast is sensitive to the price at which a change of control occurs. Regarding the sizing of the currently structured arrangement, Seneca Capital is proposing that the Dynegy Board carefully consider the appropriateness of a potential aggregate payout of $36 million to the top five members of a management team that has presided over deep declines in share price.

Proposal 9, page 13

16.	We note your disclosure that “Seneca Capital notes third-party market research commentary from Credit Suisse in a report titled “Split ‘N Slide” dated July 1, 2008.” Please describe the commentary.

Response: The 2008 Credit Suisse research piece, a copy of which is included as “Appendix E” in the supplemental materials provided with this letter, reports the results of their review of the universe of stocks that reverse split since 1980 to track their short and long-term performance leading up to and out of the split. They note “dismal short-term and long-term performance of reverse-split stocks” consistent across time. See page E-3 of Appendix E in the supplemental materials.

17.	Please describe the effect of this proposal on the agreement with the Icahn Enterprises affiliates.

Response: We acknowledge the Staff’s comment. Proposal 9 would have no effect on the agreement with the Icahn Enterprises affiliates (the “Agreement”). Pursuant to Section 5.4 of the Agreement, the Offer Price and the Per Share Merger Consideration (each as defined in the Agreement) shall be equitably adjusted to reflect any stock split. In addition, even if Proposal 9 is approved by a majority of Dynegy’s stockholders, there can be no assurance that the Dynegy Board will take the requested action because Proposal 9 will not be binding on the Dynegy Board.

Proposal 10, page 14

18.	Please revise the first paragraph of this proposal to explain how the potential impact of any nominees elected pursuant to proposal 2 could be reduced.

Securities and Exchange Commission January 27, 2011 Page 9

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see pages 14-15.

Proposal 11, page 15

19.	Please clarify the last sentence of the proposal. Is your proposed restriction on which director may lead a special committee limited to special committees created pursuant to this proposal? If not, please unbundle the proposal.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 to clarify that under Proposal 11 none of the existing members of the Dynegy Board would be eligible to lead a special committee created pursuant to this proposal only. Please see pages 15-16.

20.	Please revise the proposal to state that the restriction referenced in our preceding comment would result in your nominees being the only members of the board eligible to lead a special committee. Also, clarify the effect of the proposal if it is adopted but your nominees are not elected to the board of directors.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see pages 15-16.

21.	Revise the proposal to describe its effect if proposals 1, 2 and 14 are adopted.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see pages 15-16.

Proposal 14, page 16

22.	Please tell us what consideration you have given to disclosing information about potential nominees in the event proposals 1, 2 and 14 are adopted. We note your November 24, 2010 press release that stated that Mr. Weyel and Mr. Stein “stand ready to serve on the Board should any positions become open or through a consent solicitation.”

Response: We acknowledge the Staff’s comment. As written, Proposal 14 is non-binding and does not call for stockholder election but rather Dynegy Board election of successors. Accordingly, since stockholders are not pursuant to this consent solicitation being asked to vote on additional nominees, Seneca Capital has not included information about other potential nominees.

23.	Please describe the effect of this proposal on any credit agreements to which the company is subject.

Response: As noted in Seneca Capital’s response to item 13 above, if this non-binding Proposal is adopted and directors determine to comply with the demand, Seneca Capital does not believe this would have an effect on any disclosed credit agreement to which the Company is a party.

Securities and Exchange Commission January 27, 2011 Page 10

Security Ownership of Certain Beneficial Owners and Management of Dynegy, page 23

24.	We note in footnote 9 that the Seneca entities and Mr. Hirsch disclaim its or his beneficial ownership “except to the extent of its or his pecuniary interest.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise. Also, delete the statement that “the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.” The statement is inappropriate given your filing of the Schedule 13D.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 2 accordingly. Please see pages 24-25.

Soliciting Materials

25.	We reissue comment 2 from our December 20, 2010 comment letter. It is unclear how disclosure in a November 5, 2010 investor presentation provides the necessary support for statements made in a press release on December 20, 2010.

Response: We acknowledge the Staff’s comment. We do not believe the range of prices we cited in our statement of belief on December 20 to have been false and misleading. That range for the cited “recovery scenario” was based on the set of assumptions noted below, which Seneca Capital believes based on Seneca Capital’s knowledge, experience and detailed work investing in power generation companies for more than 10 years, could reasonably develop within the next several years for Dynegy and that the likelihood of their developing would be enhanced with stockholder adoption of the proposals in Seneca Capital’s consent solicitation.

After further telephonic discussions with the Staff, however, we have provided corrective disclosure, deleting references to “increasing to $18-$20 in a recovery”, in our most recent presentation.

The following are the component assumptions of a “recovery scenario”: (a) a recovery in electricity prices to an equilibrium price that reflects $1000/kw new-build cost for natural gas-fired power plants; (b) a $0.25/mmbtu lower than expected cost of delivered coal to Dynegy achieved by obtaining improvements in transportation and supply arrangements; (c) an incremental $50mm of annual overhead savings; (d) a sale of $500mm of assets with the proceeds of such sale applied to repurchase debt at the discount implied by market prices on November 5, 2010 and (e), in the case of the high end of the range, a recovery in natural gas prices of up to $1/mmbtu.

Securities and Exchange Commission January 27, 2011 Page 11

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours, Seneca Capital

By:	/s/ Douglas A. Hirsch
Authorized Person

cc:	Sean T. Wheeler (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

adel.aslanifar@lw.com